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                  UNITED STATES                   ---------------------------
       SECURITIES AND EXCHANGE COMMISSION        | OMB APPROVAL              |
            Washington, D.C.  20549              | __ OMB Number: 3235-0058  |
                                                 |                           |
                  FORM 12b-25                    | Estimated average burden  |
                                                 | hours per response.. 2.50 |
                                                  ---------------------------
          NOTIFICATION OF LATE FILING
                                                      -------------------
                                                     |  SEC FILE NUMBER  |
                                                     |       1-2883      |
                                                      -------------------
(Check One):
  X Form 10-K      Form 20-F      Form 11-K     Form 10-Q     Form N-SAR
 --            --              --            --            --
                                                      ------------------
                                                     |   CUSIP NUMBER   |
                                                     |   6900 20-10-2   |
                                                      ------------------
For Period Ended:  September 30, 1997
                   ------------------

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

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 |  Nothing in this form shall be construed to imply that the Commission has  |
 |            verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________


PART I - REGISTRANT INFORMATION

         Outboard Marine Corporation
         ---------------------------
         Full name of Registrant


         N/A
         ---------------------------
         Former Name if Applicable


         100 Sea Horse Drive
         ---------------------------
         Address of Principal Executive Office (Street and Number)


         Waukegan, IL  60085
         ---------------------------
         City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X (a) The reasons described in reasonable detail in Part III of this form
 --     could not be eliminated without unreasonable effort or expense;


  X (b) The subject annual report, semi-annual report, transition report on
 -- Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or potion thereof will be filed on or before the fifth calendar day following the prescribed due date:

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
 --     has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

    On September 12, 1997, the Company was notified that a change of control had occurred as a result of the acquisition by Greenmarine Acquisition Corp. ("Greenmarine") of more than 90% of the shares of the Company's then outstanding common stock. The purchase of the common stock resulted from Greenmarine's offer to purchase all outstanding shares of the Company's common stock properly tendered at a purchase price of $18.00 per share in cash in accordance with its Offer to Purchase. On September 30, 1997, the merger of Greenmarine with and into Outboard Marine Corporation became effective upon the filing on September 30, 1997 with the Secretary of State of the State of Delaware of a Certificate of Ownership and Merger of Greenmarine with and into the Company pursuant to Section 253 of the Delaware General Corporation Law.


    The Company's fiscal year ends on September 30 of each year and as such, the merger was consummated on the last day of the Company's 1997 fiscal year. As a result, it became necessary for the Company to prepare its year end financial information based on the purchase method of accounting. Because of the magnitude of reviewing all of the Company's worldwide assets and liabilities on a fair market value basis, the Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 1997 by December 29, 1997 without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    ROBERT S. ROMANO                   847             689-5554
    ----------------               -----------    ------------------
    Robert S. Romano               (Area Code)    (Telephone Number)
    Vice President,
    General Counsel and Secretary

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(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months )or for such shorter) period
    that the registrant was required to file such reports)
    been filed?  If answer is no, identify report(s).
                                                              X  Yes       No
                                                             --        --

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              X  Yes       No
                                                             --        --


    If so, attached is an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            Outboard Marine Corporation
                   --------------------------------------------
                   (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 29, 1997                  By:  /s/ ROBERT S. ROMANO
      -----------------                           -----------------------
                                                  Robert S. Romano
                                                  Vice President, General
                                                  Counsel and Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION
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     | Intentional misstatements or omissions of fact constitute Federal |
     |              Violations (See 18 U. S. C. 1001)                    |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

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2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is required.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                         PART IV, ITEM (3) ATTACHMENT

    For the year ended September 30, 1997, the Company expects to report a net loss of $79.1 million, or $3.91 per share (primary and fully diluted), on sales of $979.5 million. For the year ended September 30, 1996, the Company reported a net loss of $7.3 million, or $.36 per share on sales of $1,121.5 million. Industry unit volume for outboards and boats declined in 1997 in the United States. The Company's sales decrease was due primarily to reduced demand in the North American markets, a management effort to assist dealers in reducing inventory and market restraint as a result of the Company's announced intention in April, 1997 to explore strategic alternatives to maximize shareholder value.

    The 1997 year includes $26.9 million of change in control expenses as well as other nonrecurring charges, including increased warranty accruals due primarily to a change in accounting estimate and additional environmental accrual from early adoption of a new accounting standard. The 1997 year also includes non-operating income for insurance recovery, a lawsuit settlement and higher gains on disposition of fixed assets. The 1996 year includes restructuring charges of $25.6 million.

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

Outboard Marine Corporation
Statements of Consolidated Earnings
        (Unaudited)

                                      (Dollars in millions except amounts per share)
                                     -------------------------------------------------
                                      Post-Merger Basis      |      Pre-Merger Basis
                                        of Accounting        |        of Accounting
                                     -------------------     |     -------------------
Years ended September 30                     1997            |             1996
                                          --------           |         ---------
Net Sales                                $  979.5            |        $ 1,121.5
Cost of Goods Sold                          826.5            |            892.2
                                          --------           |         ---------
  Gross earnings                            153.0            |            229.3
                                                             |
Selling, General and Administrative                          |
   Expense                                  215.4            |            210.3
Restructuring Charges                           -            |             25.6
                                          --------           |         ---------
  Earnings (Loss) from operations           (62.4)           |             (6.6)
                                                             |
Non-Operating Expense (Income):                              |
  Interest expense                           16.2            |             12.3
  Change in control expenses                 26.9            |                -
  Other, net                                (29.2)           |             (8.5)
                                          --------           |         ---------
                                             13.9            |              3.8
                                                             |
  Earnings (Loss) before provision                           |
     for income taxes                       (76.3)           |            (10.4)
                                                             |
Provision (Credit) for Income Taxes           2.8            |             (3.1)
                                          --------           |         ---------
          Net earnings (loss)            $  (79.1)           |        $    (7.3)
                                          ========           |         =========
                                                             |
Net Earnings (Loss) Per Share of                             |
   Common Stock                                              |
                                                             |
          Primary                        $  (3.91)           |        $   (0.36)
                                          ========           |         =========
          Fully diluted                  $  (3.91)           |        $   (0.36)
                                          ========           |         =========


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